Exhibit 99.2

Yiren Digital Appoints Na Mei as Acting Chief Executive Officer

BEIJING, October 13, 2026 /PRNewswire/ — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets, today announced that the Company’s board of directors (the “Board”) has appointed Ms. Na Mei as Acting Chief Executive Officer, effective October 13, 2026.

The appointment follows the Company’s announcement on October 12, 2026 regarding its Chief Executive Officer and is intended to support continuity in the Company’s management and operations. Ms. Mei will oversee the Company’s day-to-day operations and work with the existing management team under the oversight of the Board.

Ms. Mei previously served as Company’s Chief Financial Officer from September 2020 to August 2024. Prior to joining the Company, she worked at PricewaterhouseCoopers for more than a decade. Ms. Mei has extensive experience in financial management, auditing, taxation, internal controls and consulting for companies listed on stock exchanges in China and overseas. Ms. Mei holds a bachelor’s degree from Capital University of Economics and Business and is a certified public accountant.

About Yiren Digital

Yiren Digital Ltd. is a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu, and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

For further information:

Investor Relations

Email: ir@yiren.com

Piacente Financial Communications
Email: yrd@thepiacentegroup.com